ASX ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

TUESDAY, 9 MAY 2006
12:45PM (WST)


06013660

MEDIA
NICOLE T
W: + 61
M: + 61 4
E: nicole.t...@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

SALE OF KIPPER INTEREST

Woodside Petroleum Ltd., advises that its wholly owned subsidiary Woodside Eastern Energy Pty Ltd has agreed to sell its interest in the Kipper gas field in the Victorian Gippsland Basin to Santos Offshore Pty Limited.

The sale of Woodside's interest in VIC/RL2 (30%) to Santos is effective from 1 July 2005 and is subject to registration and approval by Australian regulatory authorities.

For further information, please refer to the attached Santos media release.

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

9 May 2006

Santos acquires additional interest in Gippsland gas field

Santos today announced that it has acquired Woodside's 30% interest in the offshore permit VIC/RL2, located in the Gippsland Basin, eastern Victoria.

The acquisition increases Santos' interest in the unitized Kipper gas field project from 14% to 35% and is subject to customary Government approvals.

This follows the offer of a production licence for the Kipper gas field by the Victorian government.

Also, in June 2005 a Memorandum of Understanding was signed between the VIC/RL2 joint venture and the Gippsland Basin joint venture to enable the Kipper gas and liquids to be processed at the nearby Longford facility.

First gas production from the Kipper field is expected to commence in 2009 subject to corporate funding and approvals.

The Kipper field is located in 100 metres of water, approximately 45 kilometres offshore from the Gippsland coast. The operator has confirmed gross resources of approximately 620 billion cubic feet of recoverable gas and 30 million barrels of condensate and LPG.

Santos' Managing Director, Mr John Ellice-Flint today described the increased Kipper interests as a logical addition to the Company's existing Gippsland Basin assets and delivers Santos a material position in this important project.

"This is a good acquisition for Santos as the Kipper field is considered to be one of the premier undeveloped gas resources in the Bass Strait. It is also close to existing infrastructure which can be readily accessed," he said.

The interests in the unitized Kipper gas field project are:

	New	**Old**
Santos Group	35%	14%
Woodside Eastern Energy Pty Ltd	-	21%
BHP Billiton	32.5%	32.5%
Esso Australia Resources Pty Ltd	32.5%	32.5%

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Map attached.

Gippsland Basin


Victoria
Orbost
Marlo
Patricia-Baleen gas facility
Bairnsdale
Maffra
Sale
VIC/L21
Patricia-Baleen
VIC/P39(V)
VIC/L9
VIC/P55
VIC/RL3
Sole
Longford gas and oil processing plant
VIC/RL2
Kipper gas field
Bass Strait
0 25
kilometres

LEGEND

- Santos Acreage
- *Esso/BHP Acreage*
- Kipper PL Application
- Oil Field
- Gas Field
- Oil Pipeline
- Gas Pipeline

Location Map

